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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52780

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Online Brokerage Services, Inc.

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10200 Waterville Street
(No. and Street)

Whitehouse (City) Ohio (State) 43571 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kevin Overy 419-482-4500 (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name – if individual, state last, first, middle name)

One South Wacker Drive, Suite 800 (Address) Chicago (City) Illinois (State) 60606 (Zip Code)

SEC Mail Processing Section

MAR 10 2009

Washington, DC
111

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).

Potential Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.

OATH OR AFFIRMATION

I, Kevin Overy, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Online Brokerage Services, Inc., as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Sworn and subscribed to me on the
24th day of February 2009

OFFICIAL SEAL
NANCY J. SIMENSON
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 3-26-2009

Nancy J. Simenson
Notary Public

Signature

Vice President
Title

This report** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statement of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☑ (o) Independent Auditors' Report on Internal Control.

**For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

Contents

McGladrey & Pullen
Certified Public Accountants

Independent Auditor's Report

To the Board of Directors
Online Brokerage Services, Inc.
Toledo, Ohio

We have audited the accompanying statement of financial condition of Online Brokerage Services, Inc. (the Company) as of December 31, 2008, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Online Brokerage Services, Inc. as of December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

Chicago, Illinois
March 5, 2009

McGladrey & Pullen, LLP is a member firm of RSM International –
an affiliation of separate and independent legal entities.

Online Brokerage Services, Inc.

Statement of Financial Condition
December 31, 2008

Assets		
Cash	$	112,932
Deposits with clearing broker-dealers		85,993
Receivable from clearing broker-dealers		80,928
Securities owned, at fair value		3,353
Furniture and equipment, net of accumulated depreciation of $252,561		45,434
Prepaid expenses and other assets		58,696
Total assets	$	387,336

Liabilities and Stockholder's Equity		
Commissions payable	$	76,245
Notes payable		17,626
Capital leases payable		17,177
Accounts payable and accrued liabilities		65,800
Total liabilities		176,848
Stockholder's equity:		
Common stock, no par value; 1 share authorized and issued		647,759
Additional paid-in capital		966,276
Accumulated deficit		(1,403,547)
Total stockholder's equity		210,488
Total liabilities and stockholder's equity	$	387,336

See Notes to Statement of Financial Condition.

Note 1. Nature of Organization and Significant Accounting Policies

Online Brokerage Services, Inc. (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of Financial Industry Regulatory Authority (FINRA). The Company is a Delaware Corporation that is a wholly-owned subsidiary of OBS Holdings, Inc. (Holdings). The Company's customer base is located nationwide, with an emphasis in the Midwest region.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer, and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

The following is a summary of the Company's significant accounting policies:

Use of estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the reported amounts of assets, liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue recognition: The Company's primary sources of revenues are commissions generated by commissioned sales representatives. Commissions earned on the sale of securities are split with the sales representatives and participating financial institutions. Commissions and related brokerage commission expense are recorded on a trade date basis.

Securities owned: Securities owned are presented in the financial statements at fair value in accordance with accounting principles generally accepted in the United States of America. Investments in securities traded on a national securities exchange, or reported on the NASDAQ national market, are stated at the last reported sales price on the day of valuation; other securities traded in the over-the-counter market and listed securities for which no sale was reported on that date are stated at the last quoted bid price.

Furniture and equipment: Furniture and equipment are stated at cost less accumulated depreciation. Depreciation is computed using primarily the straight-line method over the estimated useful lives of the assets, which range from 3 to 7 years. Depreciation expense is recorded in occupancy expense in the statement of operations.

Income taxes: The Company is included in the consolidated federal income tax return filed by Holdings. Federal income taxes are calculated as if the companies filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from Holdings. The amount of current or deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

For state and local tax purposes, the Company files separate tax returns for which the charges or benefits are reflected in the accompanying financial statements.

Note 1. Nature of Organization and Significant Accounting Policies (continued)

Recent accounting pronouncement: In July 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48 (FIN 48), *Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109*. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with Statement No. 109, *Accounting for Income Taxes*. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition of tax benefits, classification on the balance sheet, interest and penalties, accounting in interim periods, disclosure, and transition.

In December 2008, the FASB provided for a deferral of the effective date of FIN 48 for certain nonpublic enterprises to annual financial statements for fiscal years beginning after December 15, 2008. The Company has elected this deferral and accordingly will be required to adopt FIN 48 in its 2009 annual financial statements. Prior to adoption of FIN 48, the Company will continue to evaluate its uncertain tax positions and related income tax contingencies under Statement No. 5, *Accounting for Contingencies*. SFAS No. 5 requires the Company to accrue for losses it believes are probable and can be reasonably estimated. While management has not yet completed its analysis, it does not anticipate that the adoption of FIN 48 will have a material impact on its financial position or results of operations.

Note 2. Fair Value Measurements

Effective January 1, 2008, the Company adopted Statement of Financial Accounting Standards No. 157, *Fair Value Measurements* (SFAS 157), which defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date and sets out a fair value hierarchy. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Inputs are broadly defined under SFAS 157 as assumptions market participants would use in pricing an asset or liability. The three levels of the fair value hierarchy under SFAS 157 are described below:

Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. The type of investments included in Level I include listed equities and listed derivatives.

Level 2: Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly; and fair value is determined through the use of models or other valuation methodologies. Investments which are generally included in this category include corporate bonds and loans, less liquid and restricted equity securities and certain over-the-counter derivatives. A significant adjustment to a Level 2 input could result in the Level 2 measurement becoming a Level 3 measurement.

Level 3: Inputs are unobservable for the asset or liability and include situations where there is little, if any, market activity for the asset or liability. The inputs into the determination of fair value are based upon the best information in the circumstances and may require significant management judgment or estimation. Investments that are included in this category generally include equity and debt positions in private companies.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the investment.

Note 2. Fair Value Measurements (continued)

The following table presents the Company's fair value hierarchy for those assets measured at fair value on a recurring basis as of December 31, 2008:

	Quoted Prices in Active Market for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs	
	Level 1	Level 2	Level 3	Total
Assets				
Securities owned				
Common stock	$ 3,353	$ -	$ -	$ 3,353

Note 3. Deposits With and Receivable from Clearing Broker-Dealers

The Company has entered into fully-disclosed clearing agreements with National Financial Services, LLC (National Financial), Penson Financial Services, Inc. (Penson), and Pershing LLC (Pershing) whereby customer accounts are cleared and carried by these clearing organizations. The Company maintains cash deposits with National Financial, Penson and Pershing of $35,000, $25,993 and $25,000, respectively, which are included in deposits with clearing broker-dealers in the statement of financial condition.

The Company also maintains cash and unsettled transactions with National Financial, Penson and Pershing. These accounts had balances of $29,624, $26,285 and $25,019 at December 31, 2008, respectively, and are reflected in receivable from clearing broker-dealers in the statement of financial condition.

Note 4. Benefit Plans

The Company has a 401(k) Plan (the Plan) which covers all employees who meet eligibility requirements. Voluntary contributions by participants are permitted, subject to certain statutory limitations. The Company makes the Plan matching contribution up to a maximum of 3% of an employee's compensation. The Company contributed $8,586 to the Plan for the year ended December 31, 2008.

Note 5. Notes Payable

The Company finances its premiums due under insurance policies, which are allocated between the Company and two affiliates. At December 31, 2008, the Company has two notes payable due to its insurance carrier of $11,458 and $6,168 that bear interest of 9.375% and 10.749%, respectively, due monthly through June 2009.

Note 6. Capital Leases Payable and Commitments and Contingencies

The Company entered into capital lease obligations for furniture and office equipment during 2005. Shortly after entering into those leases, the Company spun off its investment advisory business into a separate entity and under the expense sharing agreement with such entity, the Company allocates 50% of such commitments to the affiliate. Future annual minimum lease payments under the capital lease obligations at December 31, 2008, are as follows:

2009	$ 15,854
2010	6,720
Total minimum lease payments	22,574
Amount allocated to the affiliate	(5,397)
	$ 17,177

Minimum payments above are presented at 100 percent for the lease of office furniture since no formal approval of assigning a portion of that lease has been obtained. Lease commitments for furniture and equipment are presented at 50 percent with the other 50 percent included as a commitment on the financial statements of the affiliate.

Furniture and equipment include the following amount for capitalized leases at December 31, 2008:

Furniture	$ 22,432
Equipment	13,642
Accumulated depreciation	(24,519)
	$ 11,555

In January 2006, the Company entered into a lease agreement for an office space with a related party, Overy-Campbell Properties, LLC (Properties) that matures in December 2015. Future annual minimum payments under this agreement are as follows:

2009	$ 60,000
2010	60,000
2011	60,000
2012	60,000
2013	60,000
Thereafter	120,000
Total minimum lease payments	$ 420,000

Note 6. Capital Leases Payable and Commitments and Contingencies (continued)

In 2007, a former registered representative filed a lawsuit against the Company which asserted that the Company owes this individual for certain commissions. Also, in 2007, a registered representative who was previously affiliated with the Company made unauthorized withdrawals in excess of $900,000 from customer accounts and cleared the transactions through the Company. No losses have been provided in the accompanying financial statements with respect to these matters.

Management believes that the Company is not responsible for any losses incurred by any parties related to the matters discussed above and plans to vigorously defend its actions. The Company's legal counsel is unable to predict a range of exposure on these claims or to predict the likelihood of an unfavorable outcome; however, management believes that the ultimate liability, if any, with respect to these actions will not have an adverse material effect on the Company's financial statements, after consideration of available insurance coverage and indemnification from certain affiliated parties.

The Company has agreed to indemnify its clearing brokers for losses that the clearing brokers may sustain from the customer accounts introduced by the Company. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these agreements and has not recorded a contingent liability in the financial statements for these indemnifications.

Note 7. Related Party

The Company and an affiliate have entered into an expense sharing agreement whereby certain expenses, such as rent, utilities, computers, maintenance and insurance are allocated on a 50% basis to each entity. Most payroll costs are charged directly to the applicable company; however, certain payroll costs are allocated to each company. At December 31, 2008, the Company had no advances or payables to this affiliate.

Note 8. Income Taxes

The Company is included in the consolidated federal income tax return filed by Holdings. Federal income taxes are calculated as if the Company filed a separate federal income tax return. The Company files its own state and local tax returns. The current and deferred portions of the income tax expense (benefit) included in the statement of operations as determined in accordance with FASB Statement No. 109, *Accounting for Income Taxes,* are as follows:

Deferred tax assets:	
Net operation loss carryforwards	$ 1,451,000
Valuation allowance	(1,451,000)
Net deferred tax asset	$ -

At December 31, 2008, the Company had net operating loss carryforwards of approximately $3,632,000, which expire through the year 2027. Pursuant to Internal Revenue Code Sections 382 and 383, the utilization of net operating loss carryforwards on an annual basis may be limited. However, since the ultimate realization of net deferred tax assets is dependant upon the generation of future taxable income, among other things, net deferred tax assets have been reduced by a valuation allowance of $1,451,000 at December 31, 2008.

At December 31, 2008, there was no net tax receivable from Holdings included on the statement of financial condition.

Note 9. Off-Balance Sheet Risk and Concentration of Credit Risk

Since the Company does not clear its own securities transactions, it has established accounts with clearing brokers for this purpose. This results in a concentration of credit risk with these firms. Such risk, however, is mitigated by the clearing brokers' obligation to comply with the rules and regulations of the Securities Exchange Commission (SEC). At December 31, 2008, $85,993 is reflected on the statement of financial condition as clearing deposits held with its clearing brokers, which are members of nationally recognized exchanges. Additional terms of the clearance agreements require the Company to maintain a minimum coverage on it broker's blanket bond. The Company consistently monitors the credit worthiness of the clearing brokers to mitigate the Company's exposure to credit risk.

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash. The total cash balances of the Company are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000 per depositor, per bank. The Company has not experienced any losses in such accounts. Management believes that the Company is not exposed to any significant credit risk on cash.

Note 10. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2008, the Company had net capital of $105,855, which was $55,855 in excess of its required net capital of $50,000. The Company's net capital ratio was 1.67 to 1.

McGladrey & Pullen
Certified Public Accountants

Independent Auditor's Report on Internal Control

To the Board of Directors
Online Brokerage Services, Inc.
Toledo, Ohio

In planning and performing our audit of the financial statements of Online Brokerage Services, Inc. (the Company) as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule l7a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1) Making quarterly securities examinations, counts, verifications and comparisons and the recordation of differences required by Rule 17a-13
(2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

McGladrey & Pullen, LLP is a member firm of RSM International –
an affiliation of separate and independent legal entities.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or a combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified the following deficiency in internal control that we consider to be a material weakness, as defined above. These conditions were considered in determining the nature, timing, and extent of the procedures performed in our audit of the financial statements of the Company as of and for the year ended December 31, 2008, and this report does not affect our report thereon dated March 5, 2009.

During the year ended December 31, 2008, the Company did not properly account for and record accruals and other accounts payable invoices. This resulted in adjustments to the financial statements, which were not identified by the Company's internal control in a timely manner. Management has informed us that it has taken additional steps to improve internal controls over the accounting function and specifically, the area of accruals.

- Management of the Company will be working closely with the accounting team of the 95 percent owner of OBS Holdings, Inc.
- Management intends to carefully review all the invoices received, not paid by month and year end and record appropriate accruals.
- Management intends to estimate amounts for services for which invoices have not yet been received.
- Management of the Company will be changing its accounting platform from Quickbooks to a more robust system of the 95 percent owner of OBS Holdings, Inc.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, except as noted above, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

McGladrey & Pullen, LLP

Chicago, Illinois
March 5, 2009

McGladrey & Pullen
Certified Public Accountants

Online Brokerage Services, Inc.

Statement of Financial Condition Report
December 31, 2008

(Filed as PUBLIC information pursuant to Rule 17a-5(d)
under the Securities and Exchange Act of 1934.)

SEC Mail Processing
MAR 1 0 2009
Washington, DC
111

McGladrey & Pullen, LLP is a member firm of RSM International –
an affiliation of separate and independent legal entities.